

Standex

News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS THIRD-QUARTER 2018 FINANCIAL RESULTS

Achieves 17.3% Sales Increase and 5.7% Organic Sales Increase
GAAP Operating Income Increases 69.0% and Non-GAAP Operating Income Grows 22.6%
GAAP EPS Increases 67% and Non-GAAP EPS Increases 13.3%

SALEM, NH – May 1, 2018. . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for its fiscal year 2018 third quarter ended March 31, 2018.

Third-Quarter Fiscal 2018 Results

- Net sales increased 17.3% year over year to $216.7 million with organic sales up 5.7%. Acquisitions contributed 8.5% to growth and foreign exchange had a positive effect of 3.1%.
- Net income from continuing operations was $12.8 million, or $1.00 per diluted share. Third-quarter fiscal 2018 net income included tax-effected $0.9 million of acquisition-related costs, $1.0 million of restructuring charges, and a $0.5 million discrete tax benefit. This compares with third-quarter fiscal 2017 net income from continuing operations of $7.7 million, or $0.60 per diluted share, including tax-effected $4.1 million of acquisition-related costs and $0.8 million of restructuring charges. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $14.3 million, or $1.11 per diluted share, up from $12.4 million, or $0.98 per diluted share, in the prior-year period.
- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $181.5 million, compared with $159.2 million a year earlier. Working capital turns improved to 4.8, versus 4.6 in the prior year quarter, primarily due to lower days sales outstanding.
- The Company closed the quarter with net debt (defined as debt less cash) of $108.4 million, compared with a net debt position of $127.4 million a year ago.

A reconciliation of net income, earnings per share and net income from continuing operations from reported GAAP amounts to non-GAAP amounts is included later in this release.

Management Comments

"We delivered a strong quarter with topline growth across four of our five business segments," said President and Chief Executive Officer David Dunbar. "Engraving and Electronics, two of our growth engines, reported robust organic growth as they made progress in selling through new product offerings. Our restructuring initiatives in the Food Services business are taking hold and we expect to exit the fourth quarter with improved margins. We ended the third quarter with a solid balance sheet, strong backlog and strength across many of our end markets. As a result, we have good momentum heading into the final quarter of the year."

Segment Review

Food Service Equipment sales increased 3.0% year over year. Operating income decreased by 8.5%.

"Strong sales in our Refrigeration, Federal and Procon businesses, were partially offset by lower Cooking sales. Operating income was partially impacted by a lower mix of high margin business," said Dunbar.

"We are encouraged by the rate at which spending has resumed in large national accounts in Refrigeration which is a reflection of improved market conditions as well as our focus on customer service," Dunbar continued. "We are making excellent progress with the restructuring efforts in our Cooking and Refrigeration businesses with both programs yielding margin improvements as we exit the third quarter. We have strong momentum going into the fourth quarter and we are confident that we will deliver FSEG margin improvements by year end."

"Looking ahead, we remain focused on advancing our strategy to grow differentiated products through expanded market tests and growth laneways while we capitalize on the benefits from our restructuring programs and the improved operational efficiencies in our Nogales, Mexico plant and our cabinet consolidation efforts in New Albany, Mississippi."

Engraving sales increased 32.4% year over year. Operating income was up 17.1% compared with last year.

"We delivered excellent top line growth in Engraving as mold texturizing sales were once again up in all regions along with new technology sales from Architexture, laser, tool finishing and nickel shell," said Dunbar. "In addition, we have a rich funnel of growth opportunities that are being explored through market tests."

"The investments in Engraving growth initiatives placed pressure on margins in the quarter as the new product offerings ramp up. Labor costs increased as we worked more overtime globally to support increased customer demand. We also identified operational inefficiencies in a few specific countries that affected margins and we have taken corrective actions. Looking ahead, we remain focused on capitalizing on growth from new technologies and our Piazza Rosa acquisition as we effectively manage costs and enhance margin performance."

Engineering Technologies sales decreased 1.1% year over year, and operating income declined 53.3%.

"Sales in Engineering Technologies were essentially flat, with relative strength in the Space and Aviation businesses despite the impact of short-term customer imposed delays on certain aviation programs," said Dunbar. "Margins were down due to a mix shift away from higher margin Energy and Oil & Gas business, along with continued pricing pressure from legacy engine parts business."

"We continue to expect that the operational improvements that we are making in our Enginetics plant will pay off meaningfully once the long-term Aviation platforms ramp up, which our customers are indicating will begin in the July timeframe."

"Going forward, we remain focused on completing key Space and Aviation development programs and ramping up to deliver on the long-term Aviation programs for next-generation aircraft."

Electronics sales were up 58.5% year over year. Operating income was up 71.9%.

"The year-over-year sales increase in Electronics was driven by double-digit organic growth in all regions and strength across all end-markets, as well as contributions from Standex Electronics Japan. This acquisition, which was completed just over a year ago, is performing exceptionally well," said Dunbar.

"We have increased the Standex Electronics Japan reed switch capacity by 7.5% to capitalize on the growing demand from the reed switch market where supply remains very tight. Our M&A pipeline is active as we proactively explore opportunities in magnetics and sensors."

"Looking ahead, we are focused on capitalizing on increased market demand, developing market tests for new sensor technologies, including next-generation magnetic technologies in electric vehicles and expanding growth laneways."

Hydraulics reported a 22.6% year-over-year sales increase while operating income increased 3.2%.

"Hydraulics sales growth was driven by strength in all sectors," said Dunbar. "Orders were up 26% and backlog grew by nearly 100 percent as we won new applications, a reflection of market strength and our competitive position. We are focused on leveraging recent new business wins and pursuing market tests to grow the business, and we remain optimistic about the future of this segment."

Business Outlook

"Looking ahead, we expect strong sales momentum to continue in Engraving, Electronics, Hydraulics and certain specialty businesses within our Food Service Equipment segment," said Dunbar. "In Food Service Equipment, we are seeing progress with the restructuring programs that are now in place and expect margin improvements as we exit the fiscal year. In Engineering Technologies, we expect the volume ramp up of long-term Aviation programs to begin this summer. Our balance sheet remains strong and poised to fund future growth, including internal investment opportunities as well as our strong acquisition pipeline. With a focus on deploying the Standex Value Creation System across all businesses, we are positioning Standex to fulfill our mission to become a best-in-class operating company serving attractive, differentiated markets with solid growth prospects."

Conference Call Details

Standex will host a conference call for investors today, May 1, 2018 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast and viewing the slide presentation should log on to the "Investors" section of Standex's website under the subheading, "Webcasts and Presentations", located at www.standex.com. A replay of the webcast will also be available on the Company's web site shortly after the conclusion of the presentation through through May 15, 2018. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 2087806. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles ("GAAP"), the Company uses certain non-GAAP financial measures, including non-GAAP income from operations, non-GAAP net income from continuing operations, free operating cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted earnings per share. The attached financial tables reconcile non-GAAP measures used in this press release to the most directly comparable GAAP measures. The Company believes that the use of non-GAAP measures including the impact of restructuring charges, purchase accounting, discrete tax events, and acquisition costs help investors to obtain a better understanding of our operating results and future prospects, consistent with how management measures and forecasts the Company's performance, especially when comparing such results to previous periods. An understanding of the impact in a particular quarter of specific restructuring costs, acquisition expenses, or other gains and losses, on net income (absolute as well as on a per-share basis), operating income or EBITDA can give management and investors additional insight into core financial performance, especially when compared to quarters in which such items had a greater or lesser effect, or no effect. Non-GAAP measures should be considered in addition to, and not as a replacement for, the corresponding GAAP measures, and may not be comparable to similarly titled measures reported by other companies.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment, Engraving, Engineering Technologies, Electronics, and Hydraulics with operations in the United States, Europe, Canada, Japan, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India and China. For additional information, visit the Company's website at http://standex.com/.

Standex International Corporation
Consolidated Statement of Operations
(Unaudited)

(In thousands, except share data)	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017		Nine Months Ended March 31, 2018		Nine Months Ended March 31, 2017
Net sales	$	216,743	$	184,715	$ 640,873	$	538,169
Cost of sales		142,971		123,367	421,394		358,152
Gross profit		73,772		61,348	219,479		180,017
Selling, general and administrative expenses		51,854		43,472	152,559		125,578
Restructuring costs		1,337		1,019	6,307		3,077
Acquisition related costs		1,254		5,422	2,962		6,925
Income from operations		19,327		11,435	57,651		44,437
Interest expense		2,286		953	5,800		2,499
Other (income) expense, net		293		(52)	(764)		(819)
Total		2,579		901	5,036		1,680
Income from continuing operations before income taxes		16,748		10,534	52,615		42,757
Provision for income taxes		3,928		2,874	28,599		10,311
Net income (loss) from continuing operations		12,820		7,660	24,016		32,446
Income (loss) from discontinued operations, net of tax		(20)		1	(22)		(43)
Net income (loss)	$	12,800	$	7,661	$ 23,994	$	32,403
Basic earnings per share:							
Income (loss) from continuing operations	$	1.01	$	0.60	$ 1.89	$	2.56
Income (loss) from discontinued operations		-		-	-		-
Total	$	1.01	$	0.60	$ 1.89	$	2.56
Diluted earnings per share:							
Income (loss) from continuing operations	$	1.00	$	0.60	$ 1.88	$	2.54
Income (loss) from discontinued operations		-		-	-		-
Total	$	1.00	$	0.60	$ 1.88		2.54
Average Shares Outstanding							
Basic		12,709		12,664	12,695		12,667
Diluted		12,797		12,758	12,784		12,772

As required, the fiscal results for the three months ended March 31, 2017 were recast to include an immaterial tax benefit from the adoption of Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share-Based Payment Accounting. The results for the nine months ended March 31, 2017 have been recast to include a tax benefit of $0.6 million.   In addition, the ASU requires a prospective update to the treasury method of calculating weighted average diluted shares outstanding resulting in the inclusion of additional shares in our fiscal 2017 diluted EPS calculations.


Standex International Corporation
Condensed Consolidated Balance Sheets


(In thousands)		(Unaudited) March 31, 2018		June 30, 2017
ASSETS				
Current assets:				
Cash and cash equivalents	$	96,325	$	88,566
Accounts receivable, net		132,505		127,060
Inventories		131,589		119,401
Prepaid expenses and other current assets		10,154		8,397
Income taxes receivable		1,301		2,469
Deferred tax asset		-		14,991
Total current assets		371,874		360,884
Property, plant, equipment, net		147,782		133,160
Intangible assets, net		103,052		102,503
Goodwill		254,703		242,690
Deferred tax asset		10,234		1,135
Other non-current assets		28,631		27,304
Total non-current assets		544,402		506,792
Total assets	$	916,276	$	867,676
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	82,621	$	96,487
Accrued liabilities		63,539		58,694
Income taxes payable		2,820		4,783
Total current liabilities		148,980		159,964
Long-term debt		204,726		191,976
Accrued pension and other non-current liabilities		116,163		107,072
Total non-current liabilities		320,889		299,048
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		60,031		56,783
Retained earnings		751,136		716,605
Accumulated other comprehensive loss		(115,267)		(115,938)
Treasury shares		(291,469)		(290,762)
Total stockholders' equity		446,407		408,664
Total liabilities and stockholders' equity	$	916,276	$	867,676

The condensed consolidated balance sheet at June 30, 2017 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows
(Unaudited)

(In thousands)	Nine Months Ended March 31, 2018	2017
Cash Flows from Operating Activities		
Net income	$ 23,994	$ 32,403
Loss from discontinued operations	22	43
Income from continuing operations	24,016	32,446
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	21,464	13,824
Stock-based compensation	3,775	3,915
Deferred repatriation tax	11,465	-
Non-cash portion of restructuring charge	(1,187)	227
Disposal of real estate and equipment	(433)	-
Contributions to defined benefit plans	(808)	(962)
Net changes in operating assets and liabilities	(29,509)	(17,974)
Net cash provided by operating activities - continuing operations	28,783	31,476
Net cash (used in) operating activities - discontinued operations	(62)	(458)
Net cash provided by operating activities	28,721	31,018
Cash Flows from Investing Activities		
Expenditures for property, plant and equipment	(21,391)	(17,824)
Expenditures for acquisitions, net of cash acquired	(10,397)	(153,815)
Proceeds from life insurance policies	2,217	-
Other investing activities	1,552	287
Net cash (used in) investing activities	(28,019)	(171,352)
Cash Flows from Financing Activities		
Proceeds from borrowings	134,500	250,000
Payments of debt	(124,788)	(127,000)
Activity under share-based payment plans	774	715
Purchase of treasury stock	(2,007)	(7,406)
Cash dividends paid	(6,600)	(5,826)
Net cash provided by financing activities	1,879	110,483
Effect of exchange rate changes on cash	5,178	(4,184)
Net changes in cash and cash equivalents	7,759	(34,035)
Cash and cash equivalents at beginning of year	88,566	121,988
Cash and cash equivalents at end of period	$ 96,325	$ 87,953

As required, the fiscal results for the three months ended March 31, 2017 were recast to include an immaterial tax benefit from the adoption of Accounting Standards Update (ASU) 2016-09, Improvements to Employee Share-Based Payment Accounting. The results for the nine months ended March 31, 2017 have been recast to include a tax benefit of $0.6 million.

Standex International Corporation
Selected Segment Data
(Unaudited)

(In thousands)	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
Net Sales				
Food Service Equipment	$ 95,482	$ 92,730	$ 295,796	$ 277,582
Engraving	33,749	25,492	100,457	78,084
Engineering Technologies	23,426	23,678	65,621	60,948
Electronics	51,208	32,308	144,030	91,455
Hydraulics	12,878	10,507	34,969	30,100
Total	$ 216,743	$ 184,715	$ 640,873	$ 538,169
Income from operations				
Food Service Equipment	$ 6,785	$ 7,418	$ 25,051	$ 24,112
Engraving	7,030	6,003	21,246	19,910
Engineering Technologies	1,140	2,442	3,836	5,815
Electronics	11,173	6,499	31,628	19,064
Hydraulics	1,728	1,674	5,076	4,782
Restructuring	(1,337)	(1,019)	(6,307)	(3,077)
Acquisition related costs	(1,254)	(5,422)	(2,962)	(6,925)
Corporate	(5,938)	(6,160)	(19,917)	(19,244)
Total	$ 19,327	$ 11,435	$ 57,651	$ 44,437


Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)


(In thousands, except percentages)	Three Months Ended March 31, 2018		Three Months Ended March 31, 2017		% Change	Nine Months Ended March 31, 2018		Nine Months Ended March 31, 2017		% Change
Adjusted income from operations and adjusted net income from continuing operations:										
Income from operations, as reported	$	19,327	$	11,435	69.0%	$	57,651	$	44,437	29.7%
Adjustments:										
Restructuring charges		1,337		1,019			6,307		3,077	
Acquisition-related costs		1,254		5,422			2,962		6,925	
Purchase accounting		-		-			205		1,086	
Adjusted income from operations	$	21,918	$	17,876	22.6%	$	67,125	$	55,525	20.9%
Interest and other income (expense), net		(2,579)		(901)			(5,036)		(1,680)	
Provision for income taxes		(3,928)		(2,874)			(28,599)		(10,311)	
Discrete and other tax items		(456)		-			14,559		(467)	
Tax impact of above adjustments		(676)		(1,700)			(2,473)		(2,928)	
Net income from continuing operations, as adjusted	$	14,279	$	12,401	15.1%	$	45,576	$	40,139	13.5%
EBITDA and Adjusted EBITDA:										
Net income from continuing operations, as reported	$	12,820	$	7,660		$	24,016	$	32,446	
Add back:										
Provision for Income Taxes		3,928		2,874			28,599		10,311	
Interest expense		2,286		953			5,800		2,499	
Depreciation and amortization		7,412		4,781			21,464		13,824	
EBITDA	$	26,446	$	16,268	62.6%	$	79,879	$	59,080	35.2%
Adjustments:										
Restructuring charges		1,337		1,019			6,307		3,077	
Acquisition-related costs		1,254		5,422			2,962		6,925	
Purchase accounting		-		-			205		1,086	
Adjusted EBITDA	$	29,037	$	22,709	27.9%	$	89,353	$	70,168	27.3%
Free operating cash flow:										
Net cash provided by operating activities - continuing operations, as reported	$	3,115	$	10,633		$	28,783	$	31,476	
Less: Capital expenditures		(5,707)		(5,483)			(21,391)		(17,824)	
Free operating cash flow	$	(2,592)	$	5,150		$	7,392	$	13,652	
Net income from continuing operations		12,820		7,660			24,016		32,446	
Discrete tax item - tax on foreign cash		(456)		-			14,559		-	
Adjusted net income		12,364		7,660			38,575		32,446	
Conversion of free operating cash flow		NM		67.2%			19.2%		42.1%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures
(Unaudited)

Adjusted earnings per share from continuing operations	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	% Change	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017	% Change
Diluted earnings per share from continuing operations, as reported	$ 1.00	$ 0.60	66.7%	$ 1.88	$ 2.54	(26.0%)
Adjustments:						
Restructuring charges	0.08	0.06		0.36	0.18	
Acquisition-related costs	0.07	0.32		0.17	0.41	
Discrete Tax Items	(0.04)	-		1.14	(0.04)	
Purchase accounting expenses	-	-		0.01	0.06	
Diluted earnings per share from continuing operations, as adjusted	$ 1.11	$ 0.98	13.3%	$ 3.56	$ 3.15	13.0%

Safe Harbor Language

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unanticipated legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economic conditions in the markets we serve, the impact of foreign exchange, increases in raw material costs (including the impact of any protective tariffs), the ability to substitute less expensive alternative raw materials, changes in the heavy construction vehicle market, the ability to continue to successfully implement productivity improvements, market acceptance of our products, our ability to design, introduce and sell new products and related product components, the ability to redesign certain of our products to continue meeting evolving regulatory requirements, the impact of delays initiated by our customers, our ability to increase manufacturing production to meet demand, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions, changes in pension funding requirements, the impact of recently passed tax reform legislation in the United States and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2017, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.